Exhibit 4.6

AMENDED AND RESTATED

RESOLUTION OF THE BOARD OF DIRECTORS

of
CHS INC.

CREATING A SERIES OF PREFERRED EQUITY
TO BE DESIGNATED
CLASS B CUMULATIVE REDEEMABLE PREFERRED STOCK

RESOLVED, that pursuant to the authority vested in the Board of Directors of the (the “Board of Directors”) of CHS Inc. (the” Company”), by the Articles of Incorporation of the Company, the Board of Directors hereby establishes a series of preferred equity of the Company having the following rights, preferences, privileges and limitations:

Section 1.  Designation of Class B Cumulative Redeemable Preferred Stock; Unlimited Shares; No Limitations and Restrictions on Issuance.

(a)         Designations; Unlimited Shares.  The shares of such series of preferred equity securities shall be designated as Class B Cumulative Redeemable Preferred Stock (the “Class B Preferred Stock”), with a $25 liquidation preference.  The shares of the Class B Preferred Stock shall be unlimited in number and may be issued from time to time in one of more series of Class B Preferred Stock (titled as designated by the Board of Directors at the time it authorizes the issuance of a specific series of Class B Preferred Stock) to be issued in public or private offerings or in exchanges for or in redemption of outstanding patrons’ equities or other equity securities held by members of the Company.  Unless otherwise established by the Board of Directors at the time it authorizes the issuance of a specific series of Class B Preferred Stock, the shares so issued shall be uncertificated shares.

(b)         No Limitations and Restrictions on Issuance.  Nothing in this Resolution shall limit the Company’s right, on approval of its Board of Directors, to authorize and issue additional series or classes or preferred equity of the Company, including additional series of Class B Preferred Stock.

Section 2.                  Rank.  The Class B Preferred Stock of each series shall rank senior to (i) any patronage refund, as that term is used in the Company’s Bylaws, or patrons’ equities, whether or not represented by a certificate, (ii) any other class or series of capital stock or equity capital designated by the Board of Directors as junior to the Class B Preferred Stock and (iii) common stock, if any, of the Company, both as to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (collectively, “Junior Securities”; provided, however, that for purposes of Section 3(b), 3(c) or 4, the term “Junior Securities” shall mean as to the payment of dividends or as to distributions of assets).  Shares of any class or series of capital stock or equity capital of the Company that are not Junior Securities, including the Company’s existing 8% Cumulative Redeemable Preferred Stock, shall rank pari passu with the Class B Preferred Stock, other than shares of capital stock or equity capital of the Company which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of Class B Preferred Stock pursuant to Section 6(b)) senior to the Class B Preferred Stock.

Section 3.                  Dividends and Distributions.

(a)         Payment of Dividends.  The holders of any series of the Class B Preferred Stock shall be entitled to receive dividends quarterly (or at such other period if specified by the Board of Directors at the time it authorizes the issuance of a specific series) when, as and if declared by the Board of Directors out of funds legally available for such purpose, at a rate per annum per share as established by the Board of Directors at the time of issuance of such series of the Class B Preferred Stock (which rate may include a floating rate or a rate subject to reset at specified intervals), provided that the rate per annum per share may not in any event exceed the rate of eight percent (8.0%) per annum (equivalent to $2.00 per annum per share).  Dividends shall be payable on March 31, June 30, September 30 and December 31 of each year (or at such other dates as specified by the Board of Directors at the time it authorizes the issuance of a specific series) (each such date a “Payment Date”), provided that any such Payment Date is a Business Day.  Unless otherwise specified by the Board of Directors at the time it authorizes the issuance of a specific series, a Business Day is any day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed.  If any Payment Date is not a Business Day, such dividend shall be payable without interest on the next Business Day, unless otherwise specified by the Board of Directors.  Dividends shall be fully cumulative and shall accumulate without interest from and including the latest of (i) the date on which the shares are issued, or any other date specified by the Board of Directors in connection with the issuance of such Class B Preferred Stock, or (ii) the most recent Payment Date as to which dividends have been paid.  Dividends shall be paid to holders of record as they appear on the books of the Company ten Business Days prior to the relevant Payment Date or such other date designated by the Board of Directors that is not more than 30, nor less than 10, days prior to the relevant Payment Date.  The Company may, in its sole discretion, pay dividends by any one or more of the following means: (x) check mailed to the address of such holder as it appears on the books of the Company, (y) electronic transfer in accordance with instructions provided by such holder or (z) any other means mutually agreed between the Company and such holder. The amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months.  Each payment of dividends will include dividends to but excluding the relevant Payment Date.  Dividends on the Class B Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

(b)         Limitations on Distributions to Holders of Junior Securities.  The Company may not make any distributions to the holders of, or redeem, purchase, repurchase or otherwise acquire for consideration any Junior Security unless and until all accumulated and unpaid dividends on the Class B Preferred Stock and on any class or series of capital stock or equity capital ranking on a parity with the Class B Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment.  Any reference to a “distribution” contained in this Section 3(b) shall not be deemed to include any distribution made solely in Junior Securities or in connection with liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.  The rights of holders of Class B Preferred Stock upon a distribution made in connection with liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, are governed by Section 4 below.

(c)          Limitation on Dividends Relating to Parity Securities.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Preferred Stock and all other shares of capital stock or equity capital of the Company ranking on a parity as to dividends with the Class B Preferred Stock, dividends may not be declared or paid on, and the Company may not redeem, purchase, repurchase or otherwise acquire for consideration, the Class  B Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and the Company may redeem, purchase, repurchase or otherwise acquire for consideration, the Class B Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Preferred Stock and per each such other share of capital stock or equity capital shall in all cases bear to each other the same ratio that the dividends  (which shall include accumulated dividends in the case of the Class B Preferred Stock and any other shares of capital stock or equity capital of the Company entitled to cumulative dividends) per share of Class B Preferred Stock and per such other share of capital stock or equity capital bear to each other.

(d)         Limitation on Dividends if Prohibited by Debt Instruments.  No dividends on the Preferred Stock shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(e)          Application of Dividend Payments.  Any dividend payment made on the Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Preferred Stock which remains payable.

Section 4.                  Liquidation Preference.  In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Class B Preferred Stock shall be entitled to receive out of the assets of the Company available therefor, before any payment shall be made or any assets distributed to the holders of any Junior Security, an amount per share equal to $25.00 plus all dividends accumulated and unpaid on such share, whether or not declared, to and including the date of such distribution.  This distribution to the holders of the Class B Preferred Stock will be made after the payment of all liabilities and the liquidation preference of any shares of capital stock or equity capital of the Company that rank senior to the Class B Preferred Stock.  The entire assets of the Company available for distribution shall be distributed ratably among the holders of the Class B Preferred Stock and any shares of capital stock or equity capital of the Company that rank on a parity as to liquidation rights with the Class B Preferred Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts).  After payment in full of the liquidation preference of the shares of Class B Preferred Stock, the holders of such shares shall not be entitled to any further participation in any distribution of assets by the Company upon liquidation, dissolution or winding up of the Company.  Neither a consolidation or merger of the Company with or into another person nor a sale or transfer of all or part of the Company’s assets for cash, securities or other property will be deemed a liquidation, dissolution or winding up of the Company for purposes of this Section 4.

Section 5.                  Redemption.

(a)         Optional Redemption Right.  The Company, at its option, may redeem at any time all, or from time to time any portion, of any series of the Class B Preferred Stock at a price per share (the “Optional Redemption Price”) equal to $25.00 plus all dividends accumulated and unpaid on such share, whether or not declared, to and including the date fixed for redemption (the “Optional Redemption Date”); provided, however, that if an Optional Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Preferred Stock on such Dividend Record Date.  At the time of each issuance of a series of Class B Preferred Stock the Board of Directors may specify a no call period of up to ten (10) years from the date of initial issuance of that series during which the shares of that series will not be subject to optional redemption by the Company.

(b)         Optional Redemption of Less Than All Outstanding Shares of Class B Preferred Stock.  In case of the Company’s redemption of less than all of the then outstanding shares of any series of Class B Preferred Stock pursuant to Section 5(a), the Company shall designate by lot, or in such other manner as the Board of Directors may determine, the shares to be redeemed, or shall effect such redemption pro rata based on the number of shares held.  Notwithstanding the foregoing, the Company shall not redeem less than all of the then outstanding shares of any series of Class B Preferred Stock until all dividends accumulated and unpaid upon all then outstanding shares of such series of Class B Preferred Stock shall have been paid for all past dividend periods.

(c)          Holders’ Redemption Right.  If at any time there shall have been a Change in Control (as defined in Section 5(g) below), the Company shall promptly (and in any event within 30 days of the consummation) give written notice of the Change of Control to all holders of record of the shares of Class B Preferred Stock, which notice shall reference the holders’ redemption right pursuant to this Section 5(c).  The holder of each share of Class B Preferred Stock shall have the right, for a period of 90 days from the date of such Change in Control, to require the Company to redeem all or any portion of the shares of Class B Preferred Stock owned by such holder.  All shares as to which the holder has notified the Company of an exercise of redemption right created by this Section 5(c) on or prior to the 90th day after such Change in Control shall be redeemed not later than 130 days after the date of such Change in Control (or, if such date is not a Business Day, the next succeeding Business Day) (the “Mandatory Redemption Date”) (each of the Optional Redemption Date and the Mandatory Redemption Date, a “Redemption Date”) at a price per share (the “Mandatory Redemption Price”) (each of the Optional Redemption Price and the Mandatory Redemption Price, a “Redemption Price”) equal to $25.00 plus all dividends accumulated and unpaid on such share, whether or not declared, to and including the Mandatory Redemption Date; provided, however, that if a Mandatory Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Preferred Stock on such Dividend Record Date.

(d)         Redemption Notice.  Not less than 30 nor more than 60 days prior to any Redemption Date, the Company shall give written notice (the “Redemption Notice”) to the holders of record of the shares of Class B Preferred Stock to be redeemed.  The Redemption Notice shall specify (i) the Redemption Date, (ii) the Redemption Price, (iii) the number of shares of Class B Preferred Stock held by the holder that are subject to redemption on the Redemption Date, (iv) the time, place and manner in which the holder shall surrender to the Company the certificate or certificates representing the shares of Class B Preferred Stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares, and (v) that from and after the Redemption Date, dividends will cease to accumulate on such shares and such shares shall no longer be deemed outstanding.

(e)          Surrender of Certificates.  On or after the Redemption Date, each holder shall surrender the certificate or certificates representing the shares of Class B Preferred Stock called for redemption in the manner provided in the Redemption Notice or take such steps with respect to lost, stolen or destroyed certificates or uncertificated shares as are provided in the Redemption Notice.  Upon so doing, a holder shall be entitled to receive payment of the Redemption Price for the shares of Class B Preferred Stock so redeemed.  If fewer than all of the shares of Class B Preferred Stock represented by a surrendered certificate or certificates are redeemed, the Company shall issue a new certificate representing the unredeemed shares.  Each surrendered certificate shall be canceled.

(f)           Effect of Redemption.  From and after the Redemption Date, if funds necessary for the redemption shall be available therefor and shall have been irrevocably deposited or set aside, then (i) dividends shall cease to accumulate with respect to the shares of Class B Preferred Stock called for redemption, (ii) such shares shall no longer be deemed outstanding, (iii) the holders of such shares shall cease to be shareholders and (iv) all rights whatsoever with respect to such shares of Class B Preferred Stock shall terminate except the right of the holders thereof to receive the Redemption Price, without interest.

(g)         Definition of Change in Control.  For purposes of Section 5(c), a Change in Control shall have occurred if, in connection with a merger or consolidation of the Company approved by the Board of Directors of the Company (prior to submitting the merger or consolidation to the Members of the Company for approval), whether or not the Company is the surviving entity, those persons who were members of the Board of Directors on January 1, 2013 (the “Original Directors”), together with those persons who became members of the Board of Directors after such date (the “Approved Subsequent Directors”) at the annual meeting of the Company, shall have ceased to constitute a majority of the Company’s Board of Directors.

(h)         Purchases.  The Company may at any time and from time to time in compliance with applicable law purchase shares of Class B Preferred Stock on the open market, pursuant to a tender offer or otherwise, at such price or prices and other terms as it determines.  The Company may not make any such purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Section 6.                  Voting Rights.

(a)         General.  Except as set forth in Section 6(b), the holders of Class B Preferred Stock shall have only such voting rights as are required by applicable law.

(b)         Certain Actions Not to be Taken Without Vote of Holders of Class B Preferred Stock.  Unless the shares of Class B Preferred Stock are redeemed pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of the Class B Preferred Stock, voting separately as a class, shall be required (i) for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of the Company’s Articles of Incorporation or this resolution if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the Class B Preferred Stock, and (ii) to establish, by board resolution or otherwise, any class or series of capital stock or equity capital of the Company having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.  For purposes of this Section 6(b), the creation and issuance of any other class or series of capital stock, equity capital or patrons’ equities of the Company ranking on a parity with or junior to the Class B Preferred Stock, including an increase in the authorized number of shares of any such class or series, shall not be deemed to adversely affect the rights or preferences of the Class B Preferred Stock.

Section 7.                  Notices.  Any notice required by this resolution to be given to the holders of Class B Preferred Stock shall be addressed to each holder of record at his, her or its address appearing on the books of the Company and sent by personal delivery, facsimile transmission, overnight courier requiring signature for delivery or by first class United States mail, postage prepaid.  Any such notice shall be deemed given on the date of delivery thereof if manually delivered, the date of sending thereof if sent by facsimile transmission with electronic confirmation of delivery received, the date of sending if sent by overnight courier or the date of mailing if mailed.  Any notice that is mailed as provided above shall be conclusively presumed to have been duly given, whether or not a holder of Class B Preferred Stock receives such notice; and failure to give such notice, or any defect in such notice, to any holder of Class B Preferred Stock shall not affect the validity of the notice as to any other holder of Class B Preferred Stock or the validity of any proceedings taken with respect to any other holder in connection with such notice.

Section 8.                  Termination of Effectiveness.  Upon the acquisition or redemption by the

Company of all outstanding shares of Class B Preferred Stock, the Board of Directors may by resolution determine that the provisions of this resolution shall cease to be of further effect.

Section 9.                  Transfer Rights.  The Board of Directors has expressly authorized the initial sale and subsequent transfer of the shares of Class B Preferred Stock without any restriction.